UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

REPORTS PASSENGER TRAFFIC INCREASE OF 11.1%

FOR DECEMBER 2007

Guadalajara, Jalisco, Mexico – January 9, 2008 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today announced preliminary terminal passenger traffic figures for the month of December 2007 compared to traffic figures for December 2006.

During December 2007, total terminal passengers increased 11.1% compared to December 2006 driven by domestic passenger traffic, which grew 16.0%, as well as a recovery in international passenger traffic, which increased 2.8% compared to December 2006.

Compared to December 2006, domestic terminal passenger traffic in December 2007 registered a net increase of 197.4 thousand passengers driven by growth in passenger traffic at 10 of the Company’s airports. It is worth noting the growth at the airports of Guadalajara with 65.0 thousand passengers; Tijuana with 43.8 thousand passengers; Los Cabos with 29.7 thousand passengers; Puerto Vallarta with 22.8 thousand passengers; Hermosillo with 13.9 thousand passengers, Mexicali with 9.6 thousand passengers and Aguascalientes with 9.1 thousand passengers. These airports represented 99.6% of the total increase. The increases continue to be largely attributable to the routes operated by the low-cost carriers (LCC’s), such as Interjet, Volaris, Alma, Click, VivaAerobus and Avolar.

On the other hand, domestic passenger traffic declined 4.4% at the La Paz airport as a result of the decreased traffic on the routes to Tijuana and Guadalajara, which beginning on December 1st, ceased operating from the La Paz airport. Additionally, in Bajio, traffic declined 2.9% resulting from a decrease in traffic to Monterrey and Tijuana.

International terminal passenger traffic registered an increase of 20.6 thousand passengers, or 2.8%, compared to December 2006, thus showing a recovery at 9 of the Company’s 12 airports after the negative trend experienced during the first 10 months of the year. It is worth noting the growth at the airports of Los Cabos with 9.8 thousand passengers; Guadalajara with 7.3 thousand passengers and Puerto Vallarta with 6.0 thousand passengers. These airports combined represented 82.6% of the total traffic increase.

The growth at the Guadalajara airport was due to the traffic recovery on the routes to and from Dallas, Chicago (O’Hare), Phoenix, Denver, Fresno, Sacramento and Salt Lake City. It is also due to the increase in routes that were not in operation during 2006, such as the ones to and from Panama and Bakersfield.

For more information, visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

The growth at the Los Cabos airport was due to a recovery on the routes to and from California, Phoenix, Dallas, Denver, Houston, Seattle, Atlanta, Newark, Portland and Canada. In the case of the Puerto Vallarta airport, the growth was due to the recovery in traffic on the routes to and from Los Angeles, Dallas, Phoenix, Denver, Newark, Portland and Canada.

At the airport of Morelia, there was a decrease in the number of international terminal passengers that was possibly a result of the substitution effect as several of the LCC’s have increased the number of frequencies to and from Tijuana. This resulted in numerous passengers choosing to fly to the U.S. via Tijuana due to lower fares, therefore lowering the volume of passengers flying to and from California.

At the Bajio airport, the decline was due to a decrease in passengers on the routes to and from Houston, Dallas, Chicago, Oakland and San Jose (California), while at Mexicali, the decrease was a result of lower traffic of private flights.

Additionally, it is important to highlight that during the month of December the following new routes were launched by the airline Mexicana de Aviación: Aguascalientes to Chicago and Puerto Vallarta to Los Angeles.

Domestic Terminal Passengers (in thousands):

GAP Passenger Traffic Report December 2007	Page 2 of 4

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

GAP Passenger Traffic Report December 2007	Page 3 of 4

Low-Cost Carriers

At the close of December 2007, the weekly schedule of flights operated by LCC’s increased by 20 weekly segments compared to November 2007. As a result, GAP’s airports currently have a total of 1,033 weekly segments, totaling 58 routes operated by LCC’s.

During December 2007, a total of 627.2 thousand passengers were transported by LCC’s, representing approximately 43.8% of domestic passenger traffic for this month.

LCC’s operate at all 12 of the Company’s airports since July 2007.

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report December 2007	Page 4 of 4

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: January 16, 2008